Exhibit 99.1

THE INX DIGITAL COMPANY INC.

(FORMERLY: VALDY INVESTMENTS LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - -

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

U.S. Dollars in thousands - unaudited

		September 30,	December 31,
	Note	2023	2022
Assets
Current assets:
Cash and cash equivalents		$12,806	$19,864
Cash and cash equivalents held in Reserve Fund	3	15,571	5,824
Short-term investments held in Reserve Fund	3	18,955	18,473
Short-term investments	4	7,787	5,033
Digital assets	5	3,457	2,597
Trade receivables		903	506
Derivative assets	6	777	1,072
Customer funds	7	4,317	2,609
Office space sublease receivable	8	141	-
Prepaid expenses and other receivables		1,399	1,559
Total current assets		66,113	57,537

Non-current assets:
Property, plant and equipment, net		358	395
Long term investments held in Reserve Fund	3	1,497	11,726
Long-term investments	4	4,075	4,654
Intangible assets, net		3,244	3,528
Goodwill		2,189	2,290
Rights-of-use-assets, net		811	1,309
		12,174	23,902

Total Assets		$78,287	$81,439

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$2,311	$2,461
Funds due to customers	7	4,317	2,609
Deferred revenue		85	-
Lease liability		481	519
INX Token liability	9	76,913	56,847
INX Token warrant liability	10	1,746	1,580
Total current liabilities		85,853	64,016

Non-current liabilities:
Lease liability		481	868
Warrant liability	11	8	-
Total non-current liabilities		489	868
Equity:	13
Share capital and share premium		63,649	57,053
Contribution to equity by controlling shareholder		582	582
Other comprehensive loss		(594)	(1,254)
Accumulated deficit		(71,692)	(39,826)
Total equity		(8,055)	16,555

Total Liabilities and Equity		$78,287	$81,439

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. Dollars in thousands (except share and per share data) – unaudited

		Three months ended September 30,		Nine months Ended September 30,
	Note	2023	2022	2023	2022
Revenue:
Transaction and brokerage fees		$1,226	$1,101	$4,078	3,549

Sales of digital assets		2,049	1,366	6,468	7,174
Cost of digital assets		(1,922)	(1,220)	(6,104)	(7,146)
Change in revaluation of digital assets, net		(61)	78	22	(83)
Net gain (loss) on digital assets		66	224	386	(55)

Total income		1,292	1,325	4,464	3,494

Operating income (expenses):
Research and development		(1,036)	(1,668)	(3,090)	(3,940)
Sales and marketing		(1,063)	(2,147)	(3,206)	(6,217)
General and administrative		(3,469)	(3,862)	(11,032)	(11,573)
Fair value adjustment of INX Token warrant liability to employees and service providers	10	(445)	(116)	(406)	7,254
Total operating expenses		(6,013)	(7,793)	17,734))	(14,476)

Net loss from operations		$(4,721)	$(6,468)	$(13,270)	$(10,982)

Unrealized gain (loss) on INX Tokens issued net	9	(9,200)	(5,327)	(19,078)	190,942
Fair value adjustment on warrants to investors	11	101	380	(8)	4,239
Finance income		460	1,640	1,202	1,842
Financial expenses		(227)	(367)	(568)	(1,852)
Listing expenses		-	-	-	(5,875)
Income (loss) before tax		(13,587)	(10,142)	(31,722)	178,314
Tax expenses		(53)	(38)	(144)	(121)
Net income (loss)		(13,640)	(10,180)	(31,866)	178,193
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		7	14	100	60
Unrealized gain (loss) on securities at fair value through other comprehensive income (loss)		267	(113)	743	(1,517)
Adjustments arising from translating financial statements from functional currency to presentation currency		(103)	(64)	(183)	(554)
Total other comprehensive income (loss)		$171	$(163)	$660	$(2,011)

Total comprehensive income (loss)		$(13,469)	$(10,343)	$(31,206)	$176,182

Earnings (loss) per share, basic	15	$(0.06)	$(0.05)	$(0.15)	$0.87
Earnings (loss) per share, diluted	15	$(0.06)	$(0.05)	$(0.15)	$0.82
Weighted average number of shares outstanding, basic		221,714,955	204,690,439	213,531,519	202,874,655
Weighted average number of shares outstanding, diluted		221,714,955	204,690,439	213,531,519	215,255,781

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. Dollars in thousands (except share and per share data) - unaudited

	Common Shares	Share Premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income	Accumulated deficit	Total equity
Balance as of December 31, 2021	167,331,410	$24,198	$582	$188	$(247,902)	$(222,934)
Net income	-	-	-	-	178,193	178,193
Realized gain (loss) on available-for sale securities reclassification adjustment into net income (loss)	-	-	-	(1,517)	-	(1,517)
Unrealized gain on available-for-sale securities	-	-	-	60	-	60
Foreign currency translation	-	-	-	(554)	-	(554)
Issuance of shares for reverse takeover transaction	5,124,740	4,372	-	-	-	4,372
Issuance of shares in private placement, net of issuance cost	31,680,000	25,336	-	-	-	25,336
Share based compensation to advisors	-	1,834	-	-	-	1,834
Share based compensation	-	127	-	-	-	127
Exercise of options under SAFE agreements	961,607	179	-	-	-	179
Repurchase of shares	(56,500)	(25)	-	-	-	(25)
Balance as of September 30, 2022	205,041,257	$56,021	$582	$(1,823)	$(69,709)	$(14,929)

Balance as of December 31, 2022	207,823,774	$57,053	$582	$(1,254)	$(39,826)	$16,555
Net loss	-	-	-	-	(31,866)	(31,866)
Realized gain (loss) on available-for sale securities reclassification adjustment into net income (loss)	-	-	-	100	-	100
Unrealized gain on available-for-sale securities	-	-	-	743	-	743
Issuance of shares to service provider	1,125,000	134	-	-	-	134
Issuance of shares from exercise of options and vesting of restricted shares units	2,483,462	-	-	-	-	-
Issuance of shares in private placement, net of issuance cost	22,048,406	4,075	-	-	-	4,075
Share based compensation to investment advisor	-	139	-	-	-	139
Repurchase of shares	(30,000)	(6)	-	-	-	(6)
Foreign currency translation	-	-	-	(183)	-	(183)
Share based compensation	-	2,254	-	-	-	2,254
Balance as of September 30, 2023	233,450,642	$63,649	$582	$(594)	$(71,692)	$(8,055)

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands – unaudited

	Nine months ended September 30,
	2023	2022
Net cash flows from operating activities:

Net income (loss) for the period	$(31,866)	$178,193
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payments	2,388	127
Listing expenses from reverse takeover transaction	-	5,875
Net loss on investments	104	-
Financial expenses, net	(959)	(479)
Taxes on income	144	121
Depreciation of equipment and right-of-use-assets	414	407
Amortization of intangible assets	127	552
Amortization of premium (discount) on investments	(167)	218
INX Token-based compensation	1,140	(6,443)
Net (gain) loss on warrant liability to investors, advisors & underwriters	8	(4,239)
Unrealized (gain) loss on INX Tokens issued, net	19,078	(190,957)
Net (gain) loss on office space sublease agreement	33	(41)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(397)	117
Decrease in prepaid expenses and other receivables	160	1,337
Decrease (increase) in derivative assets	295	(684)
Increase in digital assets, net	(860)	(1,658)
Increase in deferred revenue	85	-
Decrease in accounts payable and accrued expenses	(204)	(643)
Cash paid and received during the year for:
Interest received (paid), net	1,058	491
Taxes received (paid), net	(46)	(69)

Net cash used in operating activities	$(9,465)	$(17,775)

Net cash flows from investing activities:

Increase in loan receivable from related parties	-	(218)
Change in sublease receivables	54	-
Purchase of equipment	(47)	(329)
Investment in associate	(32)	-
Purchase of investments	(6,222)	(28,605)
Proceeds from sales and maturities of investments	16,599	5,320

Net cash provided by (used in) investing activities	$10,349	$(23,832)

Net cash flows from financing activities:

Proceeds from issuance of INX Tokens, net	14	143
Proceeds from exercise of options under SAFE agreements	-	179
Cash from reserve takeover transaction	-	464
Proceeds from private placements	-	29,590
Proceeds from issuance of shares in private placement, net of issuance cost	2,231	-
Repurchase of common shares	(6)	(25)
Repayment of contingent liability	-	(400)
Repayment of finance lease liabilities	(434)	(428)

Net cash provided by financing activities	$1,805	$29,523

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands – unaudited

	Nine months ended September 30,
	2023	2022
Change in cash and cash equivalents	2,689	12,084
Cash and cash equivalents at beginning of period	25,688	46,568
Cash and cash equivalents at end of period	$28,377	$34,484

At September 30, 2023 and 2022, cash and cash equivalents include the following:

	Nine months ended September 30,
	2023	2022
Cash and cash equivalents	$12,806	$25,773
Cash and cash equivalents held in Reserve Fund	15,571	8,711
Total cash and cash equivalents	$28,377	$34,484

	Nine months ended September 30,
	2023	2022
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Right of-use-asset recognized with corresponding lease liability	$-	$827
Repayment of loan receivable from related parties	$-	$1,233
Issuance of shares for investment in private equity	$1,983	$-
Share based compensation to investment advisor	$139	$-

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company completed its initial public offering (“IPO”) during fiscal year 2019 and was classified as a Capital Pool Company (“CPC”), as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”), until November 16, 2021.

The condensed consolidated interim financial statements of the Company as of and for the period ended September 30, 2023, were authorized for issuance in accordance with a resolution of the board of directors on November 14, 2023.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Purchase Transaction”). The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continues the business of INX. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (operating as Cboe Canada).

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares becoming eligible to be cleared and settled by the Depository Trust Company.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of comprehensive infrastructure and regulated solutions for trading and investing in blockchain assets as well as utilizing digital assets as a form of payment. The Company operates INX.One, a single point of entry platform that offers primary listings of regulated security tokens and trading of security tokens and digital assets in the secondary market.

The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company, through one of the subsidiaries, also facilitates financial transactions between global banks and offers a full range of brokerage services to several leading banking institutions worldwide, mainly in foreign exchange and interest rate derivatives.

The Company operates in the following reportable segments:

●	Digital asset segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and related services and products for trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of September 30, 2023 on a combined basis, owns 17.44 percent of the Company’s outstanding common shares.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

The Company operates through the following wholly owned subsidiaries:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital asset trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token (the “INX Token Offering”). The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 45 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAXC, BTC, CRV, ETH, FTM, LTC, UNI, USDC, ZEC.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the U.S. as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	I.L.S. Brokers Ltd. (“ILSB”), a company established in 2001 and incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development, marketing and operations services for the group and holds certain intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”) is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

●	INX Solutions Limited was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited commenced operations during the second quarter of 2022 and provides liquidity and risk management services to the group.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Assessment of going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of September 30, 2023, the Company had an accumulated deficit of $71,692. During the nine-month period ended September 30, 2023, the Company incurred an operating loss of $13,270 and negative cash flow from operating activities of $9,465. Based on the Company’s existing cash funds and the working capital in the amount of $22,647 as of September 30, 2023 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

Israel – Hamas War

Significant portion of Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel. As of the date of issuance of the condensed consolidated interim financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan, and has taken the necessary steps in line with such plan, in an effort to ensure that operations and service to customers remains consistent. It is not possible to predict potential adverse results of the war and its effect on the Company’s business at this time.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of September 30, 2023, and for the nine months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022, and for the year then ended, and accompanying notes (“annual consolidated financial statements”).

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements unless otherwise stated.

Basis of presentation of the financial statements:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Investment in associate

Company’s investment in an associate represents an ownership share in an entity in which the Company has significant influence and that is accounted for under the equity method in accordance with IAS 28 Investments in Associates. Under the equity method, the investment is presented at cost with the addition of post-acquisition changes in the Company’s share of net assets, including other comprehensive income of the associate. Gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate. As of September 30, 2023, there were no such gains or losses.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Losses of an associate in amounts which exceed its equity, if any, would be recognized by the Company to the extent of its investment in the associate plus any losses that the Company may incur as a result of a financial support provided to the associate.

The equity method is applied until the loss of significant influence or the classification of the investment as held for sale. On the date of loss of significant influence, the Company would measure any remaining investment in the associate at fair value and recognize in profit or loss the difference between the fair value of any remaining investment plus any proceeds from the sale of the investment in the associate and the carrying amount of the investment on that date.

NOTE 3: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

As of September 30, 2023 and December 31, 2022, INX segregated $36,023, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

		September 30, 2023	December 31, 2022
a.	Cash and cash equivalents	$15,571	$5,824

b.	Financial assets at fair value through other comprehensive income:
	Short-term investments (*)
	U.S. Treasury securities	2,501	6,141
	Corporate bonds – marketable investments	16,454	12,332
	Total short-term investments	$18,955	$18,473

	Long-term investments (*)
	U.S. Treasury securities	-	474
	Corporate bonds and loans (principally) – marketable investments	1,497	11,252
	Total long-term investments	1,497	11,726

	Total Reserve Fund	$36,023	$36,023

(*)	Classified as level 1 inputs in the fair value hierarchy.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 4: INVESTMENTS

At September 30, 2023 and December 31, 2022, the Company held the following investments:

	September 30, 2023	December 31, 2022
Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	3,134	3,444
Corporate bonds – marketable investments	4,653	1,589
Total short-term investments	$7,787	$5,033

Long-term investments
Corporate bonds – marketable investments (*)	1,570	4,254
Investments in private equity (**)	2,473	400
Total long-term investments	4,043	4,654
Investment in associate	32	-

Total investments	$11,862	$9,687

(*)	Classified as level 1 inputs in the fair value hierarchy.
(**)	Classified as level 3 in the fair value hierarchy.

Investments, other than the investment in an associate, are accounted for as financial assets which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income (loss). The investment in associate is accounted for under the equity method.

Investments in Private Equity

Investments in private equity are not traded in public markets and include Company’s holdings in private companies under share purchase agreements and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

During the nine months ended September 30, 2023, INX invested $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

Investment in OpenDeal Inc. (Republic)

On June 15, 2023, the Company entered into the collaboration and the subscription agreements with OpenDeal Inc. (dba Republic) (“Republic”). Under the terms of the collaboration agreement, INX agreed to offer tokenized assets services to Republic and its portfolio companies, and will share net revenues generated from such services with Republic. Also, as part of the subscription agreements, Republic, in a private sale, agreed to acquire 22,048,406 common shares of the Company, which represent 9.5 percent of the voting interest in the Company as of June 13, 2023 (the “Investment”) for a total consideration of $5,250. On August 18, 2023, the consideration for the issuance of common shares was paid in cash of $2,625 and in 59,152 shares of Series B Preferred Stock of Republic.

The number of Series B Preferred Stock issued by Republic to INX represents 0.2494 percent of the issued and outstanding share capital of Republic on a fully diluted basis as of closing date and entitles the Company to receive anti-dilution protection, preference in distribution of dividends and other proceeds upon liquidation or deemed liquidation of Republic and other rights to which holders of preferred shares are entitled as set forth in Republic’s Amended and Restated Certificate of Incorporation (the “Republic COI”) and similar constitutional documents.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 4: INVESTMENTS (Cont.)

The Series B Preferred Stock are convertible into common stock of Republic either voluntarily at any time prior to the liquidation or deemed liquidation event of Republic at the election of the Company, at the election of a requisite majority of Republic’s shareholders (including a requisite majority of holders of Series B Preferred Stock) as set forth in the Republic COI or automatically upon an initial public offering of Republic’s stock (subject to certain criteria specified in the Republic COI).

In the event that, at any time until the lapse of three years following the issuance of the Series B Preferred Stock to the Company, Republic shall issue any securities having rights or preferences superior to the shares issued to the Company, then, at the election of the Company and subject to the approval of the lead investor in transaction in which such superior shares are issued, the shares issued to the Company shall converted, for no additional consideration, into such number of shares of such superior class equal to the quotient of $2,625 and the price per share of such superior shares.

As of the date of issuance and September 30, 2023, the investment in Republic is valued at fair value of $1,983 or $33.52 per share based on the options pricing model and utilizing the below inputs. The level in the fair value hierarchy is level 3.

September 30, 2023
Equity value	$470,906
Expected volatility (%)	90.00%
Risk-free interest rate (%)	3.90%
Time to liquidity	3 years

Investment in Associate

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA (“SICPA INX”), an entity organized under the laws of Switzerland. As of September 30, 2023, the Company made the initial capitalization investment in SICPA INX SA of $32 and owns 33 percent of the issued and outstanding share capital of SICPA INX. In relation to the SICPA Agreement, INX also intends to enter into a service agreement with SICPA INX to provide technology support, marketing and management services.

NOTE 5: DIGITAL ASSETS

The Company held the following digital assets as of September 30, 2023, and December 31, 2022:

Coin Symbol	September 30, 2023		December 31, 2022
USDC	$1,195		$463
USDT	1,087		684
ETH	558		503
BTC	354		546
LTC	60		109
AVAXC	48		-
ZEC	35		51
UNI	37		44
AAVE	35		31
CRV	28		29
COMP	-		31
MATIC	1		28
Other	19		78
	$3,457	(*)	$2,597	(*)

(*)	All digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 6: DERIVATIVE ASSETS

On September 30, 2023, the Company held $711 in collateral related to open digital assets forward positions with fair value of $777, utilizing level 2 inputs in the fair value hierarchy. Derivative assets are used for risk management and economic hedging of digital assets held by the Company. Net gain (loss) recognized from the hedging activity during the three and nine months ended on September 30, 2023, was $263 and ($321), respectively, and is included in the change in revaluation of digital assets, net.

NOTE 7: CUSTOMER FUNDS

As of September 30, 2023 and December 31, 2022, customer funds include cash balances of $59 and $448 and digital asset balances of $4,258 and $2,161, respectively, that are maintained in bank and custodial accounts and are held for the exclusive benefit of customers. The Company safeguards these assets, and might be subject to security risks of loss, theft or misuse. Accordingly, consistent with the SEC Staff Accounting Bulletin No. 121 guidance, the Company records the liability reflecting the obligation to safeguard digital assets held on behalf of its customers and the corresponding customer assets in the consolidated financial statements at fair value upon initial recognition and subsequently at each reporting period.

NOTE 8: RIGHT-OF-USE ASSETS

On June 19, 2023, the Company entered into an office space sublease agreement with a third party. The agreement terminates on May 31, 2024 and provides for a monthly lease payment of $18. As of September 30, 2023, the Company recognized a net receivable for lease payments due under the sublease agreement of $141.

NOTE 9: INX TOKEN LIABILITY

The number of INX Tokens that the Company has issued or has an obligation to issue as of September 30, 2023, and December 31, 2022, is as follows:

	September 30, 2023	December 31, 2022
Significant shareholder – Triple-V	9,435,939	9,435,939

Private Placement	10,386,148	10,386,148
Founding Investors	9,078,622	9,078,622
Issued in the Offering	93,409,410	93,409,410
Employees and service providers	13,111,201	11,100,657

Total	135,421,320	133,410,776

INX Token liability	$76,913	$56,847

During the year ended on December 31, 2022, the Company granted 168,000 INX Tokens to a service provider and employees and recorded a corresponding expense of $29. Additionally, 2,534,618 INX Token warrants were exercised.

During the nine months ended on September 30, 2023, the Company granted 11,000 INX Tokens to a service provider and an advisor, and recorded a corresponding expense of $6. Additionally, 1,999,544 INX Token warrants were exercised.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 9: INX TOKEN LIABILITY (Cont.)

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of September 30, 2023, are as follows:

	Discount rate	Number of INX tokens	Total fair value
Not subject to lock-up	0%	133,103,299	$75,870
Subject to lock-up through November 2023	8.12%	40,937	21
Subject to lock-up through January 2024	12.95%	150,000	68
Subject to lock-up through February 2024	14.57-15.00%	600,000	265
Subject to lock-up through July 2024	20.90%	1,527,084	689

Total		135,421,320	$76,913

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2022, are as follows:

	Discount rate	Number of INX tokens	Total fair value
Not subject to lock-up	0%	122,716,614	$52,768
Subject to lock-up through February-April 2023	6%-9.3%	9,082,078	3,554
Subject to lock-up through May 2023	10.05-10.22%	82,000	31
Subject to lock-up through June 2023	10.52%	3,000	1
Subject to lock-up through July 2024	24.99%	1,527,084	493

Total		133,410,776	$56,847

On July 28, 2021, the INX Token commenced trading on the INX Securities Trading Platform, which, along with the INX Digital Trading Platform was rebranded to INX.One during 2022. The fair value per INX Token as of September 30, 2023 and December 31,2022, for tokens that are not subject to lock-up agreement, was $0.50 and $0.43 respectively, based on the closing market price. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are volatility and the period under the lock up, as follows:

	September 30, 2023	December 31, 2022
Expected term (years)	0.11-0.78	0.13-1.53
Expected volatility	107.81-113.78%	71.56%-103.37%

The level in the fair value hierarchy applied for such tokens is level 2.

For the three months ended September 30, 2023, and 2022, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized loss of ($9,200) and ($5,327), respectively, which is recorded in profit or loss.

For the nine months ended September 30, 2023, and 2022, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain (loss) of ($19,078) and $190,942, respectively, which is recorded in profit or loss.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 9: INX TOKEN LIABILITY (Cont.)

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect to the credit risk.

NOTE 10: INX TOKEN WARRANT LIABILITY

As of September 30, 2023, and December 31, 2022, directors, employees and service providers held 5,661,460 and 6,972,192 INX Token warrants, respectively, granted by the Company as compensation. The grantees have a right to purchase INX Tokens upon the completion of terms set forth in each warrant agreement.

	September 30, 2023	December 31, 2022
INX Token warrant liability:
Warrants granted to employees and service providers	$1,746	$1,580

The liability related to INX Token warrants and restricted INX Token awards is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	September 30, 2023	December 31, 2022
Expected volatility of the token prices (%)	89.93% – 115%	67.51% – 86.39%
Risk-free interest rate (%)	4.60% – 5.53%	3.88% – 4.69%
Expected life of warrant (years)	0.50 – 10.00	0.08 – 10.00
Exercise price	$0.01 – $2.86	$0.00 – $2.86

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the nine months ended September 30, 2023, and 2022:

	2023		2022
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price
INX Token warrants outstanding at beginning of the period	6,972,192	$0.46	5,660,861	$0.52
INX Token warrants granted during the period	1,202,500	0.14	4,160,876	0.48
NX Token warrants forfeited during the period	(187,000)	0.35	(265,833)	1.55
INX Token warrants expired during the period	(326,690)	0.29	(24,305)	0.07
INX Token warrants exercised (INX Tokens issued) and INX Tokens vested during the period	(1,999,544)	0.01	(1,527,084)	0.09

INX Token warrants outstanding at September 30	5,661,458	$0.33	8,004,515	$0.55

INX Token warrants exercisable at September 30	2,096,667	$0.33	3,279,043	$0.25

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 10: INX TOKEN WARRANT LIABILITY (Cont.)

The following expenses include the token-based compensation for the nine months ended September 30, 2023, and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating expenses (income):
Research and development	$72	$34	$151	$131
Sales and marketing	21	115	218	149
General and administrative	116	143	362	531
Fair value adjustment of INX Token warrant liability to employees and service providers	445	116	406	(7,254)
Total token-based compensation	$654	$408	$1,137	$(6,443)

NOTE 11: EQUITY WARRANT LIABILITY

On March 31, 2021, the Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) with INX Limited (“INX”), a company incorporated under the laws of Gibraltar and the securityholders of INX (the “INX Securityholders”), whereby the Company proposed to acquire all issued and outstanding securities of INX (the “Transaction”).

As part of the Transaction the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283. Each unit consist of one common share and one-half of one common share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. As the exercise price of the warrants is denominated in CAD while the functional currency of the Company is the U.S. dollar, the warrants are accounted for as a derivative liability. The warrants were valued at $4,255 as of the date of the private placement. As of September 30, 2023, none of these warrants were exercised and are outstanding. As of September 30, 2023, the warrants have been valued at $8, with the change of the fair value included on the statement of comprehensive income. Warrants are valued using the Black& Scholes model with the following assumptions:

Risk-free rate:	5.21%
Dividend yield:	Nil
Volatility factor:	133.92%
Expected life:	0.28 years

NOTE 12: RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

As of September 30, 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase Company’s common shares valued, as of the date of issuance, at $139 based on the Black-Scholes options pricing model. Warrants are exercisable until August 18, 2028 at an exercise price of $0.2381 per warrant.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: EQUITY

Composition of share capital:

	September 30,
	2023		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Common shares with no par value	Unlimited	233,450,642	Unlimited	205,041,257

On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

On August 18, 2023, the Company issued 22,048,406 of common shares in a private sale to Republic as part of the collaboration and subscription agreement between the Company and Republic for a total consideration valued at $4,608 at the time of share issuance (see Note 4). The Company incurred issuance cost related to this transaction of $533.

In addition, concurrently, as part of the collaboration and the subscription agreements, Republic and the Company also entered into a non-binding term sheet whereby Republic intends to purchase the remaining issued and outstanding share capital of the Company on a fully diluted basis at a price to be agreed on by both parties of up to $120,000. The term sheet, as extended, shall expire on February 15, 2024.

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Gain(loss) on foreign currency translation	Total
Balance as of December 31, 2022	$(933)	$(321)	$(1,254)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	100	-	100
Unrealized gain on available-for-sale securities	743	-	743
Foreign currency translation	-	(183)	(183)
Balance as of September 30, 2023	$(90)	$(504)	$(594)

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 14: SHARE-BASED PAYMENT

During the nine months ended September 30, 2023, the activity relating to stock options was as follows:

	Number of Stock Options	Weighted average exercise price
Balance as of December 31, 2022	24,864,535	$0.55
Granted	6,327,185	0.07
Forfeited	(254,808)	0.17
Exercised	(2,483,462)	0.00
Balance as of September 30, 2023	28,453,450	$0.46

During the three months ended on September 30, 2023 and 2022, the Company recorded share-based compensation expense (income) of $630 and ($1,050), respectively, related to stock options granted.

During the nine months ended on September 30, 2023 and 2022, the Company recorded share-based compensation expense (income) of $2,254 and ($127), respectively, related to stock options granted.

The table below summarizes assumptions that were used to estimate the fair value of the above options granted to employees using Black-Scholes option pricing model:

Expected terms (years)	10.00
Risk-free interest rate:	2.89%
Dividend yield:	0.00%
Expected Volatility:	87.05%
Exercise price:	$0-0.12

The fair value of options granted during the nine-month period ended September 30, 2023, as of the grant date, is $0.11 per option.

NOTE 15: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income (loss) per common share for the three months ended September 30, 2023, and 2022:

	September 30, 2023	September 30, 2022
Earnings (loss) per share, basic	$(0.06)	$(0.05)
Earnings (loss) per share, diluted	$(0.06)	$(0.05)

The table below presents basic and diluted net income (loss) per common share for the nine months ended September 30, 2023, and 2022:

	September 30, 2023	September 30, 2022
Earnings (loss) per share, basic	$(0.15)	$0.87
Earnings (loss) per share, diluted	$(0.15)	$0.82

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 15: INCOME (LOSS) PER SHARE (Cont.)

Earnings (loss) per share, basic

The net income (loss) for three months ended September 30, 2023 and 2022, and weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	September 30, 2023	September 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, basic	$(13,640)	$(10,180)
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	221,714,955	204,690,439

Earnings (loss) per share, basic

The net income (loss) for nine months ended September 30, 2023, and 2022 and weighted average number of common shares used in the calculation of basic income (loss) per share are as follows:

	September 30, 2023	September 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, basic	$(31,866)	$178,193
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	213,531,519	202,874,655

Earnings (loss) per share, diluted

The net income (loss) for three months ended September 30, 2023, and 2022 and weighted average number of common shares used in the calculation of diluted income (loss) per share are as follows:

	September 30, 2023	September 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, diluted	$(13,640)	$(10,180)
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	221,714,955	204,690,439

Earnings (loss) per share, diluted

The net income (loss) for nine months ended September 30, 2023, and 2022 and weighted average number of common shares used in the calculation of diluted income (loss) per share are as follows:

	September 30, 2023	September 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, diluted	$(31,866)	$178,193
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	213,531,519	215,255,781

For the nine months ended September 30, 2022, the weighted average number of common shares for the purposes of diluted earnings (loss) per share assumes the potential exercise of stock options under the equity compensation plan as well as options issued under SAFE agreements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 15: INCOME (LOSS) PER SHARE (Cont.)

Reconciliation of the weighted average number of common shares used in the calculation of basic earnings (loss) per share to weighted average number of common shares used in the calculation of diluted earnings (loss) per share:

	September 30, 2023	September 30, 2022
Weighted average number of common shares for the purposes of basic earnings (loss) per share	213,531,519	202,874,656
Diluted shares:
Stock options	-	5,423,251
Restricted stock	-	2,190,817
SAFE options	-	4,767,057
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	213,531,519	215,255,781

NOTE 16: OPERATING SEGMENTS

a.	General:

Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into the following operating segments:

1.	Brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	Digital asset segment - development and operation of an integrated, regulated solution for trading blockchain assets such as digital assets and security tokens, and providing services and products related to the trading of blockchain assets.

b.	Reporting operating segments:

	Brokerage segment	Digital asset segment	Total
Three months ended September 30, 2023 (unaudited):

Total revenue, net	$1,166	$126	$1,292

Segment income (loss)	46	(4,534)	(4,488)

Unallocated corporate expenses:
Other expense, net			(9,099)

Net loss before taxes			$(13,587)

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 16: OPERATING SEGMENTS (Cont.)

	Brokerage segment	Digital asset segment	Total
Three months ended September 30, 2022 (unaudited):

Total revenue, net	$796	$529	$1,325

Segment income (loss)	18	(5,213)	(5,195)

Unallocated corporate expenses:
Other income (expense)			(4,947)

Net loss before taxes			$(10,142)

	Brokerage segment	Digital asset segment	Total
Nine months ended September 30, 2023 (unaudited):

Total revenue, net	$3,742	$722	$4,464

Segment income (loss)	194	(12,830)	(12,636)

Unallocated corporate expenses:
Other expense, net			(19,086)

Net loss before taxes			$(31,722)

	Brokerage segment	Digital asset segment	Total
Nine months ended September 30, 2022 (unaudited):

Total revenue, net	$2,844	$650	$3,494

Segment income (loss)	247	(11,239)	(10,992)

Unallocated corporate expenses:
Other expense, net			189,306

Net income before taxes			$178,314

Unallocated corporate expenses for the nine months ended September 30, 2023, include the fair value adjustment on INX Tokens and the fair value adjustment on warrants to investors. Unallocated corporate expenses for the nine months ended September 30, 2022, include the fair value adjustment on INX Tokens, the fair value adjustment on warrants to investors and listing expenses related to the Purchase Transaction.